Document is copied.
                         UNITED STATES            -----------------------------
                                                   OMB APPROVAL
              SECURITIES AND EXCHANGE COMMISSION  -----------------------------
                    Washington, D.C. 20549         OMB Number: 3235-0145
                                                  -----------------------------
                         SCHEDULE 13G              Expires: October 31, 2002
                                                  -----------------------------
                                                   Estimated average burden
                                                   hours per response......14.9
                                                  -----------------------------

             Under the Securities Exchange Act of 1934

                         (Amendment No. 3)


                  UNIVERSAL ELECTRONICS, INC. /1/
                         (Name of Issuer)


                          COMMON STOCK
                 (Title of Class of Securities)


                            913483103
                         (CUSIP Number)


                       FEBRUARY 14, 2001
   (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  |X|    Rule 13d-1(b)

                  | |    Rule 13d-1(c)

                  | |    Rule 13d-1(d)



-----------------

1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that Section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



Schedule 13G                                                       Page 2 of 13
CUSIP No. 913483103                                 Universal Electronics, Inc.
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Berger LLC       ID No. 84-1507541
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Nevada
--------------------------------------------------------------------------------
       NUMBER OF           5     SOLE VOTING POWER

         SHARES                    -0-
                          ------------------------------------------------------
      BENEFICIALLY         6     SHARED VOTING POWER

        OWNED BY                   1,467,910
                          ------------------------------------------------------
          EACH             7     SOLE DISPOSITIVE POWER

       REPORTING                   -0-
                          ------------------------------------------------------
         PERSON            8     SHARED DISPOSITIVE POWER

          WITH                     1,467,910
--------------------------------------------------------------------------------

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,467,910
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                         |_|


--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            10.66%
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON

            IA, CO
--------------------------------------------------------------------------------


----------------






Schedule 13G                                                       Page 3 of 13
CUSIP No. 913483103                                 Universal Electronics, Inc.
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Berger Small Company Growth Fund, a Portfolio of Berger Investment Portfolio Trust (ID No. 84-1244357)
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           5     SOLE VOTING POWER

         SHARES                    -0-
                          ------------------------------------------------------
      BENEFICIALLY         6     SHARED VOTING POWER

        OWNED BY                   1,275,730
                          ------------------------------------------------------
          EACH             7     SOLE DISPOSITIVE POWER

       REPORTING                   -0-
                          ------------------------------------------------------
         PERSON            8     SHARED DISPOSITIVE POWER

          WITH                     1,275,730
--------------------------------------------------------------------------------

   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            1,275,730
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                         |_|


--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            9.26%
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON

            IV, 00
--------------------------------------------------------------------------------





Schedule 13G                                                       Page 4 of 13
CUSIP No. 913483103                                 Universal Electronics, Inc.
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Stilwell Financial Inc.  ID No. 43-1804048
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           5     SOLE VOTING POWER

         SHARES                    -0-
                          ------------------------------------------------------
      BENEFICIALLY         6     SHARED VOTING POWER

        OWNED BY                   -0-
                          ------------------------------------------------------
          EACH             7     SOLE DISPOSITIVE POWER

       REPORTING                   -0-
                          ------------------------------------------------------
         PERSON            8     SHARED DISPOSITIVE POWER

          WITH                     -0-
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                         |X|

            Excludes shares beneficially owned by Berger LLC and Berger Small Company Growth Fund as to which beneficial ownership is disclaimed.
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            -0-
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON

            HC, CO
--------------------------------------------------------------------------------





Schedule 13G                                                       Page 5 of 13
CUSIP No. 913483103                                 Universal Electronics, Inc.
-------------------------------------------------------------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Stilwell Management, Inc.  ID No. 13-2750052
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                    (a) |_|
                                                                    (b) |_|
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------------------------------------------------------------------
       NUMBER OF           5     SOLE VOTING POWER

         SHARES                    -0-
                          ------------------------------------------------------
      BENEFICIALLY         6     SHARED VOTING POWER

        OWNED BY                   -0-
                          ------------------------------------------------------
          EACH             7     SOLE DISPOSITIVE POWER

       REPORTING                   -0-
                          ------------------------------------------------------
         PERSON            8     SHARED DISPOSITIVE POWER

          WITH                     -0-
--------------------------------------------------------------------------------
   9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            -0-
--------------------------------------------------------------------------------
  10     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
         SHARES                                                         |X|

            Excludes shares beneficially owned by Berger LLC and Berger Small Company Growth Fund as to which beneficial ownership is disclaimed.
--------------------------------------------------------------------------------
  11     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            -0-
--------------------------------------------------------------------------------
  12      TYPE OF REPORTING PERSON

            CO
--------------------------------------------------------------------------------





Schedule 13G                                                       Page 6 of 13
CUSIP No. 913483103                                 Universal Electronics, Inc.
-------------------------------------------------------------------------------

Item 1.

         (a)      Name of Issuer:   UNIVERSAL ELECTRONICS, INC.

         (b)      Address of Issuer's Principal Executive Offices:

                  6101 GATEWAY DRIVE
                  CYPRESS, CA  90630-4841

Item 2.

         (a)      Name of Person Filing:

                  (1)      BERGER LLC

                  (2) BERGER SMALL COMPANY GROWTH FUND, A PORTFOLIO OF THE BERGER INVESTMENT PORTFOLIO TRUST

                  (3)      STILWELL FINANCIAL INC.

                  (4)      STILWELL MANAGEMENT, INC.

         (b)      Address of Principal Business Office:

                  (1)      BERGER LLC
                           210 UNIVERSITY BOULEVARD, SUITE 900
                           DENVER, COLORADO  80206

                  (2)      BERGER SMALL COMPANY GROWTH FUND
                           210 UNIVERSITY BOULEVARD, SUITE 900
                           DENVER, COLORADO  80206

                  (3)      STILWELL FINANCIAL INC.
                           920 MAIN, 21st FLOOR
                           KANSAS CITY, MISSOURI  64105

                  (4)      STILWELL MANAGEMENT, INC.
                           210 UNIVERSITY BOULEVARD, SUITE 900
                           DENVER, COLORADO  80206






Schedule 13G                                                       Page 7 of 13
CUSIP No. 913483103                                 Universal Electronics, Inc.
-------------------------------------------------------------------------------

         (c)      Citizenship:

                  (1)      Berger LLC:         NEVADA

                  (2)      Berger Small Company Growth Fund:  DELAWARE

                  (3)      Stilwell Financial Inc.           DELAWARE

                  (4)      Stilwell Management, Inc.          DELAWARE

         (d)      Title of Class of Securities:      COMMON STOCK

         (e)      CUSIP Number:     913483103

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

         (a)                Broker or Dealer registered under Section 15 of the
                  -------   Act (15 U.S.C. 78o);

         (b)                Bank as defined in Section 3(a)(6) of the Act
                  -------   (15 U.S.C. 78o);

         (c)                Insurance Company as defined in Section 3(a)(19)
                  -------   of the Act (15 U.S.C. 78c);

         (d)         X      Investment Company registered under Section 8 of
                  -------   the Investment Company Act of 1940
                            (15 U.S.C. 80a-8); /2/

         (e)         X      An investment adviser in accordance with
                  -------   Section 240.13d-1(b)(7)(ii)(E); /3/

         (f)                An employee benefit plan or endowment fund in
                  -------   accordance with Section 240.13d-1(b)(1)(ii)(F);

         (g)         X      A parent holding company or control person in
                  -------   accordance with Section 240.13d-1(b)(1)(ii)(G); /4/

------------------------

2 Berger Small Company Growth Fund is a Portfolio of the Berger Investment Portfolio Trust, a Delaware business trust and a registered investment company.

3    Berger LLC is a registered investment adviser.

4 Stilwell Financial Inc. ("SFI") owns 100% of Stilwell Management, Inc., which owns approximately 86% of Berger LLC. Each of these entities is filing this statement solely as a result of such stock ownership which may be deemed to give SFI or SMI control over Berger LLC.




Schedule 13G                                                       Page 8 of 13
CUSIP No. 913483103                                 Universal Electronics, Inc.
-------------------------------------------------------------------------------

         (h)                A savings associations as defined in Section 3(b)
                  -------   of the Federal Deposit Insurance Act
                            (12 U.S.C. 1813);

         (i) A church plan that is excluded from the definition of ------- an investment company under Section 3(c)(14) of the
                           Investment Company Act of 1940 (15 U.S.C. 80a-3);

         (j)               Group, in accordance with
                  -------  Section 240.13d-1(b)(1)(ii)(H).

Item 4.  Ownership

         (a)      Amount Beneficially Owned:

                  (1)      Berger LLC:                          1,467,910 /5/
                                                              -----------

                  (2)      Berger Small Company Growth Fund:    1,275,730
                                                              -----------

                  (3)      Stilwell Financial Inc.:                    0 /6/
                                                              -----------

                  (4)      Stilwell Management, Inc.:                   0 /7/
                                                              -----------

--------------------


5 The filing of this statement shall not be construed as an admission that Berger LLC is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

     Berger LLC is a registered investment adviser which furnishes investment advice to a number of mutual funds and institutional clients. As a result of its role as investment adviser or sub-adviser to the Funds as well as institutional clients, Berger LLC may be deemed to be the beneficial owner of securities held by such funds or clients.

6 Stilwell Financial Inc. does not own of record any shares of Universal Electronics, Inc. Common Stock, it has not engaged in any transaction in Universal Electronics, Inc. Common Stock, and it does not exercise any voting or investment power over shares of Universal Electronics, Inc. Common Stock. All shares reported herein have been acquired by Berger LLC's advisory clients and SFI specifically disclaims beneficial ownership over any shares of Universal Electronics, Inc. Common Stock.

     Accordingly, the filing of this statement shall not be construed as an admission that SFI is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

7 Stilwell Management, Inc. ("SMI") does not own of record any shares of Universal Electronics, Inc. Common Stock, it has not engaged in any transaction in Universal Electronics, Inc. Common Stock, and it does not exercise any voting or investment power over shares of Universal Electronics, Inc. Common Stock. All shares reported herein have been acquired by Berger LLC's advisory clients and SMI




Schedule 13G                                                       Page 9 of 13
CUSIP No. 913483103                                 Universal Electronics, Inc.
-------------------------------------------------------------------------------


         (b)      Percent of Class:

                  (1)      Berger LLC:                              10.66% /8/
                                                                 --------

                  (2)      Berger Small Company Growth Fund:         9.26%
                                                                 --------

                  (4)      Stilwell Financial Inc.:                  0.0% /9/
                                                                 --------

                  (5)      Stilwell Management, Inc.:                 0.0% /10/
                                                                 --------

         (c)      Number of shares as to which such person has:

                  (1)      Berger LLC:


                           (i)   Sole power to vote or to direct the vote:
                                      0
                                    ------

                           (ii)  Shared power to vote or to direct the vote:
                                     1,467,910
                                    ----------

                           (iii) Sole power to dispose or to direct the
                                 disposition of:              0
                                                          ----------

                           (iv)  Shared power to dispose or to direct the
                                 disposition of:           1,467,910
                                                          ----------

                  (2)      Berger Small Company Growth Fund:

                           (i)   Sole power to vote or to direct the vote:
                                       0
                                    -------

                           (ii)  Shared power to vote or to direct the vote:
                                     1,275,730
                                    ----------

--------------------

     specifically disclaims beneficial ownership over any shares of Universal Electronics, Inc. Common Stock.

     Accordingly, the filing of this statement shall not be construed as an admission that SMI is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

8 The filing of this statement shall not be construed as an admission that Berger LLC is, for purposes of Sections 13(d) or 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this statement.

9    See Item 4(a)(3).

10   See Item 4(a)(4).





Schedule 13G                                                      Page 10 of 13
CUSIP No. 913483103                                 Universal Electronics, Inc.
-------------------------------------------------------------------------------


                           (iii) Sole power to dispose or to direct the
                                 disposition of:              0
                                                          ---------

                           (iv)  Shared power to dispose or to direct the
                                 disposition of:          1,275,730
                                                          ---------

                  (3)      Stilwell Financial Inc.

                           (i)   Sole power to vote or to direct the vote:
                                       0
                                    ------

                           (ii)  Shared power to vote or to direct the vote:
                                       0  /11/
                                    ------

                           (iii)  Sole power to dispose or to direct the
                                  disposition of:     0
                                                    -----

                           (iv)   Shared power to dispose or to direct the
                                  disposition of:     0    /12/
                                                    ------

                  (4)      Stilwell Management, Inc.

                           (i)    Sole power to vote or to direct the vote:
                                      0
                                    -----

                           (ii)   Shared power to vote or to direct the vote:
                                      0   /13/
                                    -----

                           (iii)  Sole power to dispose or to direct the
                                  disposition of:      0
                                                     -----

                           (iv)   Shared power to dispose or to direct the
                                  disposition of:      0    /14/
                                                     -----

Item 5.  Ownership of Five Percent or Less of a Class:

         NOT APPLICABLE

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

         THE BERGER SMALL COMPANY GROWTH FUND HAS THE RIGHT TO RECEIVE ALL DIVIDENDS FROM, AND THE PROCEEDS FROM THE SALE OF, THE SECURITIES HELD IN ITS ACCOUNT.

--------------------

11   See Item 4(a)(3).

12   See Item 4(a)(3).

13   See Item 4(a)(4).

14   See Item 4(a)(4).





Schedule 13G                                                      Page 11 of 13
CUSIP No. 913483103                                 Universal Electronics, Inc.
-------------------------------------------------------------------------------



Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

         THIS STATEMENT HAS BEEN FILED JOINTLY BY SFI, SMI, BERGER LLC AND THE BERGER SMALL COMPANY GROWTH FUND, AND INFORMATION RELATING TO BERGER LLC HAS BEEN INCLUDED HEREIN.

Item 8.  Identification and Classification of Members of the Group:

         NOT APPLICABLE

Item 9.  Notice of Dissolution of Group:

         NOT APPLICABLE

Item 10. Certification:

         BY SIGNING BELOW I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF, THE SECURITIES REFERRED TO ABOVE WERE ACQUIRED AND ARE HELD IN THE ORDINARY COURSE OF BUSINESS AND WERE NOT ACQUIRED AND ARE NOT HELD FOR THE PURPOSE OF OR WITH THE EFFECT OF CHANGING OR INFLUENCING THE CONTROL OF THE ISSUER OF SUCH SECURITIES AND WERE NOT ACQUIRED AND ARE NOT HELD IN CONNECTION WITH OR AS A PARTICIPANT IN ANY TRANSACTION HAVING SUCH PURPOSE OR EFFECT.





Schedule 13G                                                      Page 12 of 13
CUSIP No. 913483103                                 Universal Electronics, Inc.
-------------------------------------------------------------------------------


                                    SIGNATURE
                                (Amendment No. 3)

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           BERGER LLC:


                                           /S/BRIAN S. FERRIE
Date:  February 14, 2001                   ------------------------------------
                                           Signature

                                           Brian S. Ferrie, Vice President -
                                           Compliance
                                           ------------------------------------
                                           Name/Title


                                           BERGER SMALL COMPANY GROWTH FUND, A
                                           PORTFOLIO OF THE BERGER INVESTMENT
                                           PORTFOLIO TRUST


                                           /S/BRIAN S. FERRIE
Date:  February 14, 2001                 ------------------------------------
                                           Signature

                                           Brian S. Ferrie, Vice President
                                           ------------------------------------
                                           Name/Title


                                           STILWELL FINANCIAL INC.


                                           /S/GWEN E. ROYLE
Date:  February 14, 2001                   ------------------------------------
                                           Signature

                                           Gwen E. Royle, Vice President - Legal
                                  							  and Corporate Secretary
                                           ------------------------------------
                                           Name/Title





Schedule 13G                                                      Page 13 of 13
CUSIP No. 913483103                                 Universal Electronics, Inc.
-------------------------------------------------------------------------------


                                           STILWELL MANAGEMENT, INC.

                                           /S/JACK R. THOMPSON
Date:  February 14, 2001                   ------------------------------------
                                           Signature


                                           Jack R. Thompson, President and
                                           Chief Executive Officer
                                           ------------------------------------
                                           Name/Title




                                  EXHIBIT INDEX

EXHIBIT                    DOCUMENT                             PAGE NO.
-------                    --------                             --------

   A                       Joint Filing Agreement                 A-1





                                    EXHIBIT A
                                       to
                                  SCHEDULE 13G
                                (Amendment No. 3)
                             JOINT FILING AGREEMENT

         Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned parties hereby agree that the preceding Schedule 13G is being filed on behalf of each of them.

         IN WITNESS THEREOF, the parties hereto have duly executed this agreement on this 14th day of February, 2001.

                                           BERGER LLC:

                                           /S/BRIAN S. FERRIE
                                           ------------------------------------
                                           Brian S. Ferrie, Vice President -
                                           Compliance


                                           BERGER SMALL COMPANY GROWTH FUND, A
                                           PORTFOLIO OF THE BERGER INVESTMENT
                                           PORTFOLIO TRUST

                                           /S/BRIAN S. FERRIE
                                           ------------------------------------
                                           Brian S. Ferrie, Vice President


                                           STILWELL FINANCIAL INC.

                                           /S/GWEN E. ROYLE
                                           ------------------------------------
                                           Gwen E. Royle, Vice President - Legal
                                  							  and Corporate Secretary


                                           STILWELL MANAGEMENT, INC.


                                           /S/JACK R. THOMPSON
                                           ------------------------------------
                                           Jack R. Thompson, President and
                                           Chief Executive Officer